Deed Register No. 619/2014-SF

R e c o r d e d

in Frankfurt am Main on December 18, 2014

Before me, the undersigning Notary in the district of the Higher Regional Court
(Oberlandesgericht) of Frankfurt am Main

Dr. Sabine Funke with my official place of business in Franlcfurt am Main appeared today:
1. Mr. Klaudius Heda, born on December 16, 1971, whose business address is TaubenstraBe 7-9, 60313 Frankfurt am Main, and who is personally known to the notary.

Mr. Friedrich Popp, born on August 8, 1969, whose business address is TaubenstraBe 7-9, 60313 Franlcfmi am Main, and who is personally known to the notary.

3. Mr. Christopher Strakosch, born on October 12, 1951, whose business address is MesseTurm, Friedrich-Ebert-Anlage 49, 60327 Frankfurt am Main, who identified himself by presenting his valid British passport.

The person appearing to 1. declared to make the following declarations not in his own name but, excluding any personal liability, for and on behalf of

Reynolds    Packaging    International    B.V.,    having    its    business    address    at Teleportboulevard 140, 1043 EJ Amsterdam, The Netherlands,

presenting a copy of a power of attorney dated December 11, 2014, promising to furnish the original in due course; as well as

Pactiv Deutschland Holdinggesellschaft mbH, having its business address at Friedensallee 23-25, 22765 Hamburg, Germany,

presenting a copy of a power of attorney dated December 11, 2014, promising to furnish the original in due course.

The person appearing to 2. declared to make the following declarations not in his own name but, excluding any personal liability, for and on behalf of

Pactiv-Omni    Germany    Holdings    GmbH,    having    its    business    address    at Friedensallee 25, 22765 Hamburg, Germany,

presenting a copy of a power of attorney dated December 11, 2014 promising to furnish the original in due course.

The person appearing to 3. declared to make the following declarations not in his own name but, excluding any personal liability, for and on behalf of

The Bank of New York Mellon, having its business address at 1 Wall Street, New York, NY 10286, The United States of America,

presenting an original power of attorney dated December 1, 2014.

Neither the Notary nor the proxies assume any liability as to the validity and/or the scope of the powers of attorney presented.

The aforementioned original power of attorney will be attached to this deed in copy which is herewith ce1tified.

The Notary is convinced that the persons appearing are in adequate command of the English language and declared that she is in command of the English language as well.

The persons appearing stated that the parties represented by them requested that this instrument be recorded in the English language.

On being asked whether there had been any prior involvement by the Notary in terms of Section 3 para 1 no 7 of the German Notarisation Act (Beurkundungsgesetz) the provisions of which had been explained by the Notary, the persons appearing said that there had been no such prior involvement.

Requesting its notarisation, the persons appearing then declared the following:

Part A

Execution Copy

REYNOLDS PACKAGING INTERNATIONAL B.V.
as Pledgor

PACTIV-OMNI GERMANY HOLDINGS GMBH
as the Company

THE BANK OF NEW YORK MELLON
as Collateral Agent and Pledgee

SHARE PLEDGE AGREEMENT RELATING TO THE SHARES IN
PACTIV-OMNI GERMANY HOLDINGS GMBH

(Geschdftsanteilsverpfdndung )

The taking of this document or any certified copy of it or any document which constitutes substitute documentation for it, or any document which includes written confirmations or references to it, into Austria as well as printing out any e-mail communication which refers to any Credit Document (as defined in Clause 1 of this document) in Austria or sending any e-mail communication to wbich a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Credit Document to an Austrian addressee may cause the imposition of Austrian stamp duty. Accordingly, keep the original document as well as all certified copies tbereof and written and signed references to it outside of Austria and avoid printing out any email communication which refers to any Credit Document in Austria or sending any e-mail communication to which a pdf scan of tbis document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Credit Document to an Austrian addressee.

Contents

Clause    Page

1.	Definitions and Language 7

2.	Pledged Shares 13

3.	Pledge 13

4.	Scope of the Pledge 13

5.	Purpose of the Pledge 14

6.	Exercise of Membership Rights 14

7.	Enforcement of the Pledge 15

8.	Undertakings of the Pledger 16

9.	Delegation 17

10.	Indemnity 17

11.	No Liability 18

12.	Duration and Independence 18

13.	Release of Pledge (Pfandfreigabe ) 19

14.	Partial Invalidity; Waiver 19

15.	Amendments 20

16.	Notices and their Language 20

17.	Notification 21

18.	Applicable Law, Jurisdiction 21
Schedule 1    23
Part 1 List of Current Borrowers    23
Part 2 List of Current Guarantors, Current October 2010 Secured Notes Guarantors, Current February 2011 Secured Notes Guarantors, Current August 2011 Secured Notes Guarantors and Current September 2012 Secured Notes Guarantors ..........................
Part 3 Copy of Shareholders List (Gesellschafterliste)    28

This SHARE PLEDGE AGREEMENT (the "Agreement") is made on 18 December 2014

BETWEEN:

(1)
Reynolds Packaging International B.V., a private company with limited liability ( beslaten vennaatschap met beperkte aansprakelijkheid) incorporated under Dutch law, having its seat (statutaire zetel ) in Amsterdam, The Netherlands, and its registered office at Teleportboulevard 140, 1043 EJ Amsterdam, The Netherlands, and registered with the Trade Register (Kamer van Kaaphandel) under number 34291103 (the 11 Pledgor");

(2)
Pactiv-Omni Germany Holdings GmbH, a limited liability company (Gesellschafl mit beschrankter Hajiung) organised under the laws of the Federal Republic of Germany having its corporate seat in Frankfurt am Main, Germany and its business address at Friedensallee 25, 22765 Hamburg, Germany, which is registered in the commercial register (Handelsregister) of the local court (Amtsgericht ) of Frankfurt am Main under HRB 99770 (the "Company"); and

(3)
The Bank of New York Mellon, a public company incorporated under the laws of the state of New York and having its business address at 1 Wall Street, New York, NY 10286, The United States of America, in its capacity as collateral agent under the First Lien Intercreditor Agreement (as defined below) (the "Collateral Agent" or the "Pledgee11 ).

WHEREAS:

(A)
Pursuant to the third amended and restated senior secured multi-currency term and revolving credit agreement dated 28 September 2012 of up to USD 2,355,000,000 and EUR 380,000,000 between, inter alias, the parties listed in Schedule 1 Part 1hereto as current borrowers (the ncurrent Borrowers"), the paiiies listed in Schedule 1 Part 2 hereto as current guarantors (the "Current Guarantors"), Credit Suisse AG as administrative agent and others (as amended, varied, novated, restated, supplemented, superseded or extended from time to time, the "Third Amended and Restated Credit Agreement"), which amends and restates the multi-currency term and revolving credit agreement originally dated 5 November 2009 between, inter alias, the Current Borrowers, the Current Guai·antors, Credit Suisse AG as administrative agent and others (as amended and restated pursuant to the Third Amended and Restated Credit Agreement and as fmiher ainended, varied, novated, restated, supplemented, superseded or extended from time to time, hereinafter the "Credit Agreement"), certain lenders (together the "Original Lenders") have granted certain facilities to the Current Borrowers and certain other entities which may accede or may have acceded to the Credit Agreement as additional borrowers.

(B)
Pursuant to a senior secured notes indenture dated 15 October 2010 between, inter alias, RGHL US Escrow I LLC, RGHL US Escrow I Inc., and RGHL Escrow Issuer (Luxembourg) I S.A. as escrow issuers (the "Escrow Issuers"), The Bank of New York Mellon as indenture trustee, The Bank of New York Mellon, London Branch as principal paying agent, The Bank of New York Mellon as collateral agent and Wilmington Trust (London) Limited as additional collateral agent (as amended, varied, novated, supplemented, superseded or extended from time to time, the

19245-3-4674-vO.l 4    70-4014510 I

"October 2010 Secured Notes Indenture"), the Escrow Issuers have issued secured notes due 2019 in the aggregate principal amount of USD 1,500,000,000 in escrow (the " October 2010 Secured Notes"). In connection with the release from escrow of the proceeds of the October 2010 Secured Notes, which occurred on 16 November 2010, the Escrow Issuers were merged with and into the Issuers (as defined below), with each of the Issuers surviving the applicable mergers or other transfers and assuming by operation of law the obligations of the applicable Escrow Issuers with respect to the October 2010 Secured Notes Indenture and the October 2010 Secured Notes. Certain affiliates of the Issuers listed in Schedule 1 Pa1i 2 hereto have acceded to the October 2010 Secured Notes Indenture as current October 2010 Secured Notes guarantors (the "Current October 2010 Secured Notes Guarantors").

(C)
Pursuant to a senior secured notes indenture dated 1 February 2011 between, inter alias, the Issuers, The Bank of New York Mellon as indenture trustee, The Bank of New York Mellon, London Branch as principal paying agent, The Bank of New York Mellon as collateral agent and Wilmington Trust (London) Limited as additional collateral agent (as amended, varied, novated, supplemented, superseded or extended from time to time, the "February 2011 Secured Notes Indenture"), the Issuers have issued secured notes due 2021 in the aggregate principal amount of USD l,000,000,000 (the "February 2011 Secured Notes") which are guaranteed by certain affiliates of the Issuers listed in Schedule 1 Part 2 hereto as current February 2011 Secured Notes guarantors (the "Current February 2011 Secured Notes Guarantors").

(D)
Pursuant to a senior secured notes indenture dated 9 August 2011 between, inter alias, the ROHL US Escrow II LLC and ROHL US Escrow II Inc. as escrow issuers (the "August 2011 Escrow Issuers"), The Bank of New York Mellon as indenture trustee, Ihe Bank of New York Mellon, London Branch as principal paying agent, The Bank of New York Mellon as collateral agent and Wilmington Trust (London) Limited as additional collateral agent (as amended, varied, novated, supplemented, superseded or extended from time to time, the ''August 2011 Secured Notes Indenture"), the August 2011 Escrow Issuers have issued senior secured notes due 2019 in the aggregate principal amount of USD 1,500,000,000 (the "August 2011 Secured Notes"). In connection with the release from escrow of the proceeds of the August 2011 Secured Notes, which occuned on 8 September 2011 ROHL US Escrow II Inc. and ROHL US Escrow II LLC were merged with and into Reynolds Group Issuer Inc. and Reynolds Group Issuer LLC (together with Reynolds Group Issuer (Luxembourg) S.A., the "August 2011 Ultimate Issuers"), respectively, and the obligations of the August 2011 Escrow Issuers were assumed by the August 2011 Ultimate Issuers pursuant to one or more supplemental indentures between, among others, the August 2011 Escrow Issuers, the August 2011 Ultimate Issuers, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent. The August 2011 Ultimate Issuers and certain affiliates of the August 2011 Ultimate Issuers listed in Schedule 1 Part 2 hereto which have acceded to the August 2011 Secured Notes Indenture as current August 2011 Secured Notes guarantors (the "Current August 2011 Secured Notes Guarantors") guarantee the August 2011 Secured Notes.

(E)	Pursuant to a senior secured notes indenture dated 28 September 2012 between, inter altos, the Issuers, The Bartle of New York Mellon as indenture trustee, principal paying agent, transfer agent, collateral agent and registrar, The Bank of New York Mellon, London Branch as paying agent and Wilmington Trust (London) Limited as additional collateral agent (as amended, varied, novated, supplemented, superseded or extended from time to time, the 11 September 2012 Secured Notes Indenture"), the Issuers have issued secured notes due 2020 in the aggregate principal amount of USD 3,250,000,000 (the "September 2012 Secured Notes") which are guaranteed by certain affiliates of the Issuers listed in Schedule 1 Part 2 hereto as current September 2012 Secured Notes guarantors (the "Current September 2012 Secured Notes Guarantors").

(F)
As a result of the Credit Agreement and the amendment No. 8 and incremental term loan assumption agreement dated 27 November 2013 between, inter alios, the Current Borrowers, the Current Guarantors, Credit Suisse AG as administrative agent and others (the "Amendment No. 8 and Incremental Term Loan Assumption Agreement") certain lenders agreed to grant incremental term loans in an aggregate amount of up to USD 2,212,650,000 and EUR 297,000,000 to repay the existing borrowings under the Third Amended and Restated Credit Agreement.

(G)
As a result of the Credit Agreement and the loan modification agreement dated 27 December 2013 between, inter alios, the Current Borrowers, the Current Guarantors, Credit Suisse AG as administrative agent and others (the "Loan Modification Agreement"), the parties agreed to refinance certain indebtedness and amend certain terms of the revolving facility provided under the Credit Agreement, including without limitation, to extend the maturity and to reduce the aggregate principal amount of the Euro tranche of the revolving facility to EUR 54,235,000.

(H) The Pledgor has agreed to grant a pledge over its Shares (as defined below) in the Company as security for the Pledgee's claims against the Grantors (as defined below) (or any of them) in respect of the Obligations (as defined below).

(I) On or about the date hereof the Company has agreed to become a guarantor under the Credit Agreement, an October 2010 Secured Notes Guarantor, a February 2011 Secured Notes Guarantor, an August 2011 Notes Guarantor, a September 2012 Secured Notes Guarantor and to accede to the Existing Intercreditor Agreement, the 2013 Intercreditor Agreement and the First Lien Intercreditor Agreement (each as defined below).

(J) The security created by or pursuant to this Agreement is to be administered by the Collateral Agent for the Secured Parties (as defined below) pursuant to a first lien intercreditor agreement dated 5 November 2009 (as amended by the Amendment No. 1 and Joinder Agreement (as defined below)) between, inter alios, the Collateral Agent, The Bank of New York Mellon as indenture trustee, the Administrative Agent and the Grantors (each as defined below) and others (as amended, varied, novated, supplemented, superseded or extended from time to time, the "First Lien Intercreditor Agreement").

NOW, IT IS AGREED as follows:

1.	DEFINITIONS AND LANGUAGE

1.1	Definitions

Inthis Agreement:

"Administrative Agent" means Credit Suisse AG, Cayman Islands Branch, having its business address at Eleven Madison Avenue, New York, NY 10010, United States of America in its capacity as administrative agent under the Credit Agreement and any successor appointed as administrative agent under the Credit Agreement.

11Amendment No.1 and Joinder Agreement" means the joinder agreement dated 21 January 2010 relating to the First Lien Intercreditor Agreement made among (amongst others) the Collateral Agent, Wilmington Trust (London) Limited, Credit Suisse AG and Reynolds Group Holdings Limited pursuant to which Wilmington Trust (London) Limited is appointed as additional collateral agent and became party to the First Lien Intercreditor Agreement.

"August 2011 Secured Notes Documents" shall mean the August 2011 Secured Notes Indenture, the August 2011 Secured Notes Guarantees, the August 2011 Secured Notes, the Intercreditor Arrangements, any supplemental indenture, any security document relating to the August 2011 Secured Notes and/or the August 2011 Secured Notes Indenture and any other document that may be entered into pursuant to any of the foregoing.

"August 2011 Secured Notes Guarantees" shall mean the guarantees of the obligations of the Issuers under the August 2011 Secured Notes and the August 2011 Secured Notes Indenture by the August 2011 Secured Notes Guarantors.

"August 2011 Secured Notes Guarantors" means the Current August 2011 Secured Notes Guarantors and any entity which may accede to the August 2011 Secured Notes Indenture as an additional guarantor.

"August 2011 Secured Notes Holders" shall mean the holders from time to time of the August 2011 Secured Notes.

"August 2011 Secured Notes Indenture Trustee" shall mean The Bank of New York Mellon, in its capacity as indenture trustee under the August 2011 Secured Notes Indenture and any successor appointed as indenture trustee under the August 2011 Secured Notes Indenture.

"Borrowers" means the Current Borrowers and any entity which may accede to the Credit Agreement as an additional borrower and "Borrower" means any of them.

"Cash Management Bank" shall mean any Lender, the Administrative Agent or any of the Lender's or the Administrative Agent's affiliates (at the time the cash management services arrangement is entered into) provided in each case it has become a party to, or by execution of an additional bank secured party acknowledgment has agreed to be bound by the terms of, the First Lien Intercreditor Agreement in its capacity as cash management bank.

"Cash Management Services" shall mean any agreement or arrangement by a Cash Management Bank to provide any composite accounting or other cash pooling arrangements and netting, overdraft protection and other arrangements with any bank arising under standard business terms of such Cash Management Bank to a Grantor.

11Credit Documents" shall mean the Loan Documents, the October 2010 Secured Notes Documents, the February 2011 Secured Notes Documents, the August 2011 Secured Notes Documents and the September 2012 Secured Notes Documents.

11Enforcement Event 11 shall mean the occurrence of an Event of Default.

nEvent of Default" means any event of default (Kilndigungsgrund) under the Credit Agreement and/or the October 2010 Secured Notes Indenture and/or the February 2011 Secured Notes Indenture and/or the August 2011 Secured Notes Indenture and/or the September 2012 Secured Notes Indenture.

"Existing lntercreditor Agreement" means the intercreditor agreement dated 11 May 2007 (as amended by a letter dated 21 June 2007 and a further letter dated 29 June 2007, as amended and restated on 5 November 2009 and as further amended on 5 November 2010) between, inter alias, Beverage Packaging Holdings (Luxembourg) I S.A., Rank Group Holdings Limited (now Reynolds Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.a r.l., Credit Suisse AG (formerly Credit Suisse) as security trustee and others.

"Existing Shares" has the meaning given to such term in sub-Clause 2.1 hereof.

"February 2011Secured Notes Documents" shall mean the February 2011 Secured Notes Indenture, the February 2011 Secured Notes Guarantees, the February 2011 Secured Notes, the Intercreditor Arrangements, any supplemental indenture, any security document relating to the February 2011 Secured Notes and/or the February 2011 Secured Notes Indenture and any other document that may be entered into pursuant to any of the foregoing.

"February 2011 Secured Notes Guarantees" shall mean the guarantees of the obligations of the Issuers under the February 2011 Secured Notes and the February 2011 Secured Notes Indenture by the February 2011 Secured Notes Guarantors.

"February 2011 Secured Notes Guarantors" means the Current February 2011 Secured Notes Guarantors and any entity which may accede to the February 2011 Secured Notes Indenture as an additional guarantor.

"February 2011 Secured Notes Holders" shall mean the holders from time to time of the February 2011 Secured Notes.

"February 2011 Secured Notes Indenture Trustee" shall mean The Ban1c of New York Mellon, in its capacity as indenture trustee under the February 2011 Secured Notes Indenture and any successor appointed as indenture trustee under the February 2011 Secured Notes Indenture.

"Future Shares" means all additional shares in the capital of the Company (irrespective of their nominal value) which the Pledgor may acquire in the future in the event of a share transfer, a share split, a share combination, an increase of the capital of the Company (including by way of authorised capital (genehmigtes Kapita[)) or otherwise.

"Grantors" means the Loan Parties, the Issuers, the August 2011 Ultimate Issuers, the October 2010 Secured Notes Guarantors, the February 2011 Secured Notes Guarantors, the August 2011 Notes Guarantors and the September 2012 Secured Notes Guarantors and any person that has granted a security interest to the Collateral Agent and/or the Secured Parties in respect of the obligations of the Loan Parties, the Issuers, the Auust 2011 Ultimate Issuers, the October 2010 Secured Notes Guarantors, the February 2011 Secured Notes Guarantors, the August 2011 Notes Guarantors and the September 2012 Secured Notes Guarantors under the Credit Documents and "Grantor" means any of them.

"Grantors' Agent" shall mean Reynolds Group Holdings Limited or any other person appointed as agent of the Grantors in accordance with the Principal Finance Documents.

"Group" means Reynolds Group Holdings Limited and its direct and indirect subsidiaries ( Tochtergesellschqften).

"Hedge Counterparty" means any Lender, the Administrative Agent or any of the Lender's or the Administrative Agent's affiliates (at the time a hedging agreement is entered into) who has entered into a hedging agreement for the purpose of hedging interest rate liabilities and/or any exchange rate and/or commodity price risks provided it has become a party to, or by execution of an additional bank secured party aclmowledgment has agreed to be bound by the terms of, the First Lien Intercreditor Agreement in its capacity as hedge counterparty.

"Incremental Assumption Agreement" shall mean an incremental assumption agreement relating to incremental facilities up to an aggregate of USD 750,000,000 among, and in form and substance reasonably satisfactory to, one or more Bonowers, the Administrative Agent, one or more Incremental Tenn Lenders and/or one or more Incremental Revolving Credit Lenders pursuant to which one or more Incremental Term Lenders make available Incremental Tenn Loan Commitments and/or one or more Incremental Revolving Credit Lenders make available Incremental Revolving Credit Commitments respectively in accordance with the Credit Agreement.

"Incremental Revolving Credit Lender" shall mean a Lender with an Incremental Revolving Credit Commitment or an outstanding revolving loan under the Credit Agreement of any class as a result of an Incremental Revolving Credit Commitment.

"Incremental Revolving Credit Commitment" shall mean the commitment of any Lender, established pursuant to the Credit Agreement, to make available certain revolving credit loans to one or more Borrowers.

"Incremental Term Lender" shall mean a Lender with an Incremental Tenn Loan Commitment.

11Incremental Term Loan Commitment" shall mean the commitment of any Lender, established pursuant to the Credit Agreement, to make available certain incremental te1m loans to one or more Borrowers.

112013 Intercreditor Agreement" means the intercreditor agreement dated 15 November 2013 between, inter alias, Beverage Packaging Holdings (Luxembourg) I S.A., Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Credit Suisse AG as administrative agent and The Bank of New York Mellon as noteholders trustee.

"Intercreditor Arrangements" means the First Lien Intercreditor Agreement, the Existing Intercreditor Agreement and the 2013 Intercreditor Agreement, in each case as amended, novated, supplemented, restated, or modified from time to time.

"Issuers" means Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., and Reynolds Group Issuer (Luxembourg) S.A and "Issuer" means any of them.

"Issuing Bank" means Credit Suisse AG or any other Lender or any affiliate of Credit Suisse AG or any other Lender that issues letters of credit or bank guarantees under the Credit Agreement.

"Lenders'' shall mean the Original Lenders and any entity which may become a lender under the Credit Agreement in the future and "Lender" means any of them.

11 Loan Documents" shall mean the Credit Agreement, the Amendment No.1 and Joinder Agreement, the Third Amended and Restated Credit Agreement, the Amendment No. 8 and Incremental Term Loan Assumption Agreement and the Loan Modification Agreement, any borrowing subsidiary agreement and/or guarantor joinder agreement relating to the Credit Agreement, any letter of credit or bank guarantee relating to the Credit Agreement, any security documents relating to the Credit Agreement, any hedging agreement entered into by a Hedge Counterparty and a Grantor, each Incremental Assumption Agreement, the Intercreditor Arrangements, each Promissory Note, any agreement between a Grantor and a Cash Management Bank relating to Cash Management Services, each Local Facility Agreement and any other document that may be entered into pursuant to any of the foregoing in relation to the Credit Agreement.

"Loan Parties" shall mean the Borrowers, the Current Guarantors and any entity which may accede to the Credit Agreement as additional guarantor (including the Company) and a "Loan Party" means any of them.

"Local Facilities" means working capital facilities provided to a Grantor (other than Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. Beverage Packaging Holdings (Luxembourg) III S.a r.L and the Borrowers) by a Local Facility Provider and "Local Facility" means any of them.

"Local Facility Agreements" shall mean any agreement under which a Local Facility is made available.

"Local Facility Provider" means any Lender, bank or financial institution that has executed and delivered to the Administrative Agent an additional bank secured party acknowledgment with respect to a working capital facility in accordance with the Credit Agreement, provided in each case it has become a party to, or by execution of an additional bank secured party acknowledgment has agreed to be bound by the terms of, the First Lien Intercreditor Agreement in its capacity as local facility provider.

"Obligations" shall mean all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Grantor to the Pledgee under each or any of the Credit Documents (including, but not limited to, the Parallel Obligations), including with respect to all costs, charges and expenses incurred by the Pledgee in connection with the protection, preservation or enforcement of its rights under the Credit Documents or any other document evidencing or securing any such liabilities. The Obligations shall further include any obligation based on unjust emichment (ungerechtfertigte Bereicherung ) or tort (Delikt).

"October 2010 Secured Notes Documents" shall mean the October 2010 Secured Notes Indenture, the October 2010 Secured Notes Guarantees, the October 2010 Secured Notes, the Intercreditor Arrangements, any supplemental indenture relating to the October 2010 Secured Notes Indenture, any security document relating to the October 2010 Secured Notes and/or the October 2010 Secured Notes Indenture and any other document that may be entered into pursuant to any of the foregoing.

"October 2010 Secured Notes Guarantees" shall mean the guarantees of the obligations of the Issuers under the October 2010 Secured Notes and the October 2010 Secured Notes Indenture by the October 2010 Secured Notes Guarantors.

"October 2010 Secured Notes Guarantors" means the Current October 2010 Secured Notes Guarantors and any entity which may accede to the October 2010 Secured Notes Indenture as an additional guarantor.

"October 2010 Secured Notes Holders" shall mean the holders from time to time of the October 2010 Secured Notes.

"October 2010 Secured Notes Indenture Trustee" shall mean The Bank of New York Mellon, in its capacity as indenture trustee under the October 2010 Secured Notes Indenture and any successor appointed as indenture trustee under the October 2010 Secured Notes Indenture.

11Parallel Obligations 11 means the independent obligations of any of the Grantors arising pursuant to the First Lien Intercreditor Agreement to pay to the Collateral Agent sums equal to the sums owed by such Grantor to the other Secured Parties (or any of them) under the Credit Documents.

11Pledge 11 and "Pledges 11 have the meanings given to such terms in Clause 3.1.

11Principal Finance Documents 11 means the Credit Agreement, the October 2010 Secured Notes Indenture, the February 2011 Secured Notes Indenture, the August

2011 Secured Notes Indenture, the September 2012 Secured Notes Indenture and the First Lien Intercreditor Agreement.

"Promissory Note" shall mean any promissory note executed and delivered by a Borrower upon the request of a Lender evidencing the amount of principal owed by such Borrower to such Lender under the Credit Agreement.

"Secured Parties" shall mean the Lenders (including in their capacity as issuing bank(s), and/or Hedge Counterparties under the Credit Agreement), the Hedge Counterparties, the Administrative Agent, any Issuing Bank, the beneficiaries of each indemnification obligation undertaken by any Grantor under any Credit Document, the October 2010 Secured Notes Holders, the February 2011 Secured Notes Holders, the August 2011 Secured Notes Holders and the September 2012 Secured Notes Holders, the October 2010 Secured Notes Indenture Trustee, the February 2011 Secured Notes Indenture Trustee, the August 2011 Secured Notes Indenture Trustee and the September 2012 Secured Notes Indenture Trustee, the Collateral Agent, the Local Facility Providers and the Cash Management Banks.

"September 2012 Secured Notes Documents" shall mean the September 2012 Secured Notes Indenture, the September 2012 Secured Notes Guarantees, the September 2012 Secured Notes, the Intercreditor Arrangements, any supplemental indenture, any security document relating to the September 2012 Secured Notes and/or the September 2012 Secured Notes Indenture and any other document that may be entered into pursuant to any of the foregoing.

"September 2012 Secured Notes Guarantees" shall mean the guarantees of the obligations of the Issuers under the September 2012 Secured Notes and the September 2012 Secured Notes Indenture by the September 2012 Secured Notes Guarantors.

"September 2012 Secured Notes Guarantors" means the Current September 2012 Secured Notes Guarantors and any entity which may accede to the September 2012 Secured Notes Indenture as an additional guarantor.

11 September 2012 Secured Notes Holders 11 shall mean the holders from time to time of the September 2012 Secured Notes.

"September 2012 Secured Notes Indenture Trustee" shall mean The Bank of New York Mellon, in its capacity as indenture trustee under the September 2012 Secured Notes Indenture and any successor appointed as indenture trustee under the September 2012 Secured Notes Indenture.

"Shares" means the Existing Shares and the Future Shares.

1.2	Construction

In this Agreement any reference to a "Clause", a "sub-Clause" or a "Schedule" shall, subject to any contrary indication, be construed as a reference to a Clause, a sub Clause or a Schedule hereof.

1.3
This Agreement is made in the English language. For the avoidance of doubt, the English language version of this Agreement shall prevail over any translation of this Agreement. However, where a German translation of a word or phrase appears in the text of this Agreement, the German translation of such word or phrase shall prevail.

2.	PLEDGED SHARES

2.1
As of the date hereof, the Company has a nominal share capital (Stammkapital) of EUR 25,000 (in words: Euro twenty five thousand) which is divided into 25,000 shares which shares have a nominal amount of EUR 1 (in words: Euro one) each and carrying the serial numbers (laufende Nummer ) 1 to 25,000 (the "Existing Shares").

2.2 The Pledgor is the ovmer of the Existing Shares and is registered as such in the shareholders list (Gesellschafterliste ) of the Company as filed ( au/genommen) with the commercial register (Handelsregister ), a copy of which is attached as Schedule 1 Part 3 ( Copy of Shareholders List).

3.	PLEDGE

3.1
The Pledgor hereby pledges to the Pledgee the Shares together with all ancillary rights and claims associated with the Shares as more particularly specified in Clause 4 (the "Pledge" and/or the "Pledges").

3.2	The Pledgee hereby accepts the Pledge.

3.3	The Pledge is in addition, and without prejudice, to any other security the Secured Parties may now or hereafter hold in respect of the Obligations.

4.	SCOPE OF THE PLEDGE

4.1	The Pledge constituted by this Agreement includes:

(a)	the present and future rights to receive:

(i)	dividends attributable to the Shares, if any; and

(ii) liquidation proceeds, redemption proceeds (Einziehungsentgelt), repaid capital in case of a capital decrease, any compensation in case of termination (Kundigung) and/or withdrawal (Austritt ) of a shareholder of the Company, the surplus in case of sunender (Preisgabe ), any repayment claim for any additional capital contributions (Nachschusse ) and all other pecuniary claims associated with the Shares;

(b)	the right to subscribe for newly issued shares; and

(c)
all other rights and benefits attributable to the Shares capable of being pledged (verpfandbar) (including without limitation all present and future pecuniary claims of the Pledgor against the Company arising under or in connection with any domination and/or profit transfer agreement (Beherrschungs- und/oder Gewinnabfuhrungsvertrag ) or partial profit transfer agreement

(Teilgewinnabfiihrungsvertrag)    which may be entered into between the Pledgor and the Company).

4.2
Notwithstanding that the items set out in Clause 4.1 above are pledged hereunder, the Pledgor shall be entitled to receive and retain the items set out in Clause 4.1 in respect of, and otherwise deal (in accordance with the agreements between the parties) with all items described in Clause 4.1 hereof in respect of the Shares at all times other than any time the Pledgee is entitled to enforce the Pledge constituted hereunder.

4.3	On the date and during the period in which the Pledgee is entitled, in accordance with Clause 7 (Eriforcement of the Pledges) hereof, to enforce the Pledge (or any part thereof):

(a)	all dividends paid or payable and any other property received, receivable or otherwise distributed in respect of or in exchange for the Shares;

(b)
all dividends or other distributions or payments paid or payable in respect of the Shares in connection with the partial or total liquidation or dissolution of the Company or in connection with the reduction of the amount of the registered share capital of the Company; and

(c)	all cash paid, payable or otherwise distributed in respect of the principal of, or in redemption of, or in exchange for the Shares,

shall be forthwith delivered to the Pledgee and held as security for and on behalf of the Secured Parties. If such proceeds or property are received by the Pledgor, they shall be received as trustee for the benefit of the Pledgee and shall be segregated from other property or funds of the Pledgor and shall be forthwith delivered to the Pledgee as security in the form so received (with any necessary endorsement).

5.	PURPOSE OF THE PLEDGE

The Pledge hereunder is constituted in order to secure the prompt and complete satisfaction of any and all Obligations. The Pledge shall also cover any future extension of the Obligations and the Pledgor herewith expressly agrees that the provisions of Section 1210 para 1 sentence 2 of the German Civil Code (Biirgerliches Gesetzbuch) shall not apply to this Agreement.

6.	EXERCISE OF MEMBERSHIP RIGHTS

The membership rights, including the voting rights, attached to the Shares remain with the Pledgor. The Pledgor may exercise its membership rights in any manner which does not adversely affect the validity and enforceability of the Pledge, the existence of all or part of the Shares or cause an Event of Default to occur. The Pledgor undertakes, unless otherwise agreed between the parties, that no resolutions will be passed which would, if passed, constitute a breach of its obligations under Clause 8 or any other obligation under this Agreement.

7.	ENFORCEMENT OF THE PLEDGE

7.1
If (i) an Enforcement Event has occurred and is continuing and (ii) the requirements set forth in Sections 1273 para 2, 1204 et seq. of the German Civil Code with regard to the enforcement of the Pledges are met (Pfandreife ), in particular, if any of the Obligations have become due and payable, then in order to enforce the Pledges, the Collateral Agent (acting on the instructions of the Secured Parties) may at any time thereafter avail itself of all rights and remedies that a pledgee has against a pledgor under the laws of the Federal Republic of Germany.

7.2
Notwithstanding Section 1277 of the German Civil Code, the Pledgee is entitled to exercise its rights without obtaining an enforceable judgment or other instrument (vollstreckbarer Titel). The Pledgee shall be entitled to have the Pledge enforced in any manner allowed under the laws of the Federal Republic of Germany, in particular have the Pledge sold (including at public auction).

7.3
The Pledgor hereby expressly agrees that 5 (five) business days' prior written notice to the Pledgor of the place and time of any such sale shall be sufficient and the Pledgee shall not be obliged to deliver any further notices (including, but not limited to the notices set out under Section 1234 of the German Civil Code) to the Pledger prior to such sale. The sale may take place at any place in the Federal Republic of Germany designated by the Pledgee.

7.4
If the Pledgee (acting on the instructions of the Secured Parties) should seek to enforce the Pledge under sub-Clause 7.1, the Pledger shall, at its o\vn expense, render forthwith all necessary assistance in order to facilitate the prompt sale of the Shares or any part thereof and/or the exercise by the Pledgee of any other right it may have as Pledgee.

7.5
Whilst the requirements for enforcement under sub-Clause 7.1 are continuing, all subsequent dividend payments attributable to the Shares and all payments based on similar ancillary rights attributed to the Shares may be applied by the Pledgee in satisfaction in whole or in part of the Obligations or treated as additional collateral.

7.6
Even if the requirements for enforcement referred to under sub-Clause 7.1 above are met, the Pledgee shall not, whether as proxy or otherwise, be entitled to exercise the voting rights attached to the Shares. However, the Pledgor shall, during the continuation of an event which allows the Pledgee to enforce the Pledge, have the obligations and the Pledgee shall have the rights set forth in sub-Clause 8.6 below regardless of which resolutions are intended to be adopted.

7.7
The Pledgee may, in its sole discretion, determine which of several security interests, if applicable, shall be used to satisfy the Obligations. The Pledger hereby expressly waives its right pursuant to Section 1230 sentence 2 of the German Civil Code to limit the realisation of the Pledge and pledges over the shares or partnership interests in one or more other companies to such number of pledges as are necessary to satisfy the Obligations and agrees further that the Pledgee may decide to enforce the Pledge over the shares in the Company individually in separate proceedings or together with pledges over shares or partnership interests in one or more other companies at one single proceeding (Gesamtverwertung).

7.8	The Pledgor hereby expressly waives all defences of revocation (Einrede der Anfechtbarkeit ) and set-off (Einrede der Aufrechenbarkeit ) pursuant to Sections 770, 1211 of the German Civil Code.

7.9
The Pledgor hereby expressly waives its defences based on defences any Grantor might have against any of the Obligations (Einreden des Hauptschuldners ) pursuant to Section 1211 para 1 sentence 1 alternative lof the German Civil Code.

7.10
If the Pledge is enforced or if the Pledgor has discharged any of the Obligations (or any part of them), Section 1225 of the German Civil Code (legal subrogation of claims to a pledgor - Forderungsiibergang auf den Verpfander) shall not apply and no rights of the Pledgee shall pass to the Pledgor by subrogation or otherwise. Further, the Pledgor shall at no time before, on or after an enforcement of the Pledge and as a result of the Pledgor entering into this Agreement, be entitled to demand indemnification or compensation from the Company or the Company's affiliates or to assign any of these claims.

8.	UNDERTAKINGS OF THE PLEDGOR

Unless otherwise agreed between the parties, during the term of this Agreement, the Pledgor undertakes to the Pledgee:

8.1	to promptly effect any contributions in cash (Bareinlage ) or kind (Sacheinlage) to be made in respect of the Shares;

8.2
to inform the Pledgee promptly of any change made in the registered share capital of the Company, or any changes made to the articles of association of the Company which would materially adversely affect the security interest of the Pledgee and in each such case to promptly deliver to the Pledgee a copy of the updated shareholders list (Gesellschafterliste ) and a copy of the amended articles of association (Satzung) both as filed (aufgenommen) with the commercial register (Handelsregister );

8.3
to promptly notify the Pledgee, by notification in writing of the registration of an objection ( Widerspruch) in relation to the Shares of the Pledgor in the shareholders list (Gesellschafterliste ) as filed (aufgenommen) with the commercial register (Handelsregister ).

8.4	to promptly notify the Pledgee, by notification in writing, of any attachment
(Pfandung) in respect of any of the Shares or any ancillary rights set out in sub-Clause
4.1 such notice to be accompanied by any documents the Pledgee might need to defend itself against any claim of a third party. In particular, the Pledgor shall promptly forward to the Pledgee a copy of the attachment order (Pfandungsbeschluss), any transfer order (Uberweisungsbeschluss) and all other documents necessary for a defence against the attachment;

8.5
in the event of any increase in the capital of the Company, not to allow, without the prior written consent of the Pledgee (such consent not to be unreasonably withheld), any party other than himself to subscribe for any Future Shares, and not to defeat, impair or circumvent in any way the rights of the Pledgee created hereunder;

8.6
to promptly inform the Pledgee, by notification in writing, of all matters concerning the Company of which the Pledgor is aware which would materially adversely affect the security interest of the Pledgee. In particular, the Pledgor shall notify the Pledgee, by notification in writing, forthwith of any shareholders' meeting at which a shareholders' resolution is intended to be adopted which would have a materially adverse effect upon the Pledge. The Pledgor shall allow, following the occurrence and during the continuance of any of the circumstances which permit the Pledgee to enforce the Pledge constituted hereunder in accordance with Clause 7, the Pledgee or, as the case may be, its proxy or any other person designated by the Pledgee, to participate in all such shareholders' meetings of the Company as attendants without power to vote. Subject to the provision contained in sub-Clause 12.1, the Pledgee's right to attend a shareholders' meeting shall lapse immediately upon complete satisfaction and discharge of the Obligations;

8.7
to refrain from any acts or omissions, the purpose or effect of which is or would be the dilution of the value of the Shares or the Shares ceasing to exist, unless permitted by the Pledgee (acting reasonably);

8.8
not to amend the articles of association of the Company to the extent that such amendment would materially adversely affect the security interest of the Pledgee created hereunder without the prior written consent of the Pledgee (such consent not to be umeasonably withheld); and

8.9
insofar as additional declarations or actions are necessary for the creation of the Pledge in favour of the Pledgee and at the Pledgee's reasonable request (acting on the reasonable instructions of the Secured Parties), to make such declarations and undertake such actions at its own costs and expenses.

9.    DELEGATION

The Pledgee shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Agreement on such terms and conditions as it shall see fit. The Pledgee shall only remain liable for diligently selecting and providing initial instructions to such delegate.

10.	INDEMNITY

The Pledgor shall reimburse the Pledgee (which, for purposes of this Clause 10, shall include its officers, directors, employees, agents and counsel) upon request for all properly incurred, reasonable and documented out-of-pocket expenses incurred or made by it in connection with the Credit Documents. Such expenses shall include the properly incurred, reasonable and documented compensation and expenses, disbursements and advances of the Pledgee's agents, counsel, accountants and experts. The Pledgor shall indemnify the Pledgee against any and all loss, liability, claim, taxes, costs, damage or expense (including properly incurred, reasonable and documented attorneys' fees and expenses) incurred by or in connection with the acceptance or administration of the Pledgee's performance of its duties under this Agreement and under German law, including the costs and expenses of enforcing this Agreement and defending itself against or investigating any claim. The obligation to pay such amounts shall survive the payment in full or defeasance of the Obligations or the removal or resignation of the Pledgee. The Pledgee shall notify Reynolds Group Holdings Limited of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided that any failure to so notify Reynolds Group Holdings Limited shall not relieve the Pledgor of its indemnity obligations hereunder. The Pledgor may defend itself against such claim and the Pledgee shall provide reasonable cooperation in such defense. The Pledgee may have separate counsel and the Pledgor shall pay the properly incurred, reasonable and documented fees and expenses of such counsel. The Pledgor need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Pledgee through the Pledgee's own wilful misconduct ( Vorsatz) or gross negligence (grobe Fahrlassigkeit ). No provision of this Agreement shall require the Pledgee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if repayment of such funds or adequate indemnity against such risk or liability is not assured to its satisfaction.

11.	NO LIABILITY

Except as otherwise agreed between the parties to this Agreement, none of the Pledgee, its nominee(s) or agent(s) or delegate(s) shall be liable by reason of (a) taking any action permitted by this Agreement or (b) any neglect or default in connection with the assets and rights subject to the security interest created hereunder, save in respect of any loss or damage which is suffered as a result of wilful misconduct ( Vorsatz) or gross negligence (grobe Fahrlassigkeit ) by the Pledgee, its nominee(s) or agent(s) or delegate(s), or (c) the enforcement or realisation of all or any part of the security interest created hereunder.

12.	DURATION AND INDEPENDENCE

12.1
This Agreement shall remain in full force and effect until complete satisfaction of the Obligations. The Pledge shall not cease to exist, if any Grantor under the Credit Documents has only temporarily discharged the Obligations.

12.2
This Agreement shall create a continuing security and no change, amendment, or supplement whatsoever in the Credit Documents or in any document or agreement related to any of the Credit Documents shall affect the validity or the scope of this Agreement nor the obligations which are imposed on the Pledgor pursuant to it.

12.3
This Agreement is independent from any other security or guarantee which may have been or will be given to the Collateral Agent. None of such other security shall prejudice, or shall be prejudiced by, or shall be merged in any way with this Agreement.

12.4
Waiving Section 418 of the Geiman Civil Code, the Pledgor hereby agrees that the security created hereunder shall not be affected by any transfer or assumption of the Obligations to, or by, any third party.

13.	RELEASE OF PLEDGE (PFANDFREIGABE)

13.1
Upon complete and hrevocable satisfaction of the Obligations, the Collateral Agent (as instructed in aeeordanee with the First Lien Interereditor Agreement) will as soon as reasonably practicable declare in writing the release of the Pledge (Pfandfreigabe ) to the Pledgor as a matter of record. For the avoidance of doubt, the parties are aware that upon full and complete satisfaction of the Obligations the Pledge, due to its accessory nature (Akzessorietat ), ceases to exist by operation of German mandatory law.

13.2
At any time when the total value of the aggregate security granted by the Pledgor and any of the other Grantors to secure the Obligations (the "Security''), which can be expected to be realised in the event of an enforcement of the Security (realisierbarer Wert), exceeds 110% of the Obligations (the "Limit") not only temporarily, the Pledgee shall on demand of the Pledgor release such part of the Security (Sicherheitenfreigabe ) as the Pledgee (as instructed in accordance with the First Lien Intercreditor Agreement) may in its reasonable discretion determine so as to reduce the realisable value of the Security to the Limit.

13.3
The parties acknowledge that the Pledgee (as instructed in accordance with the First Lien Intercreditor Agreement) will declare in writing the release of the Pledge (Pfandfreigabe ) to the Pledgor as soon as reasonably practicable in accordance with, and to the extent required by, the Intercreditor Arrangements.

14.	PARTIAL INVALIDITY; WAIVER

14.1
If at any time, any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction, such provision shall as to such jurisdiction, be ineffective to the extent necessary without affecting or impairing the validity, legality and enforceability of the remaining provisions hereof or of such provisions in any other jurisdiction. The invalid, illegal or unenforceable provision shall be deemed to be replaced with such valid, legal or enforceable provision which comes as close as possible to the original intent of the parties and the invalid, illegal or unenforceable provision. Should a gap (Regelungsliicke ) become evident in this Agreement, such gap shall, without affecting or impairing the validity, legality and enforceability of the remaining provisions hereof, be deemed to be filled in with such provision which comes as close as possible to the original intent of the parties.

14.2
No failure to exercise, nor any delay in exercising, on the part of the Pledgee, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided hereunder are cumulative and not exclusive of any rights or remedies provided by law.

14.3
In particular, the Pledge shall not be affected and shall in any event extend to any and all shares in the Company even if the number or nominal value of the Existing Shares or the aggregate share capital of the Company as stated in Clause 2 are inaccurate or deviate from the actual facts.

15.	AMENDMENTS

Changes and amendments to this Agreement including this Clause 15 shall be made in writing except where notarisation is required.

16.	NOTICES AND THEIR LANGUAGE

16.1
All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows:

For the Pledgor:	Reynolds Packaging International B.V.,

Address:	c/o Orangefield (Netherlands) B.V. Teleportboulevard 140
1043    Amsterdam The Netherlands

Telephone:    1 20 540 5862

Fax:    1 20 644 7011

Attention:    Michiel van Schijndel

for the Pledgor with a copy to:

Address:	c/o Rank Group Limited Level 9
148 Quay Street
PO Box 3515
Auckland 1140 New Zealand

Telephone:    +649 3666 259

Fax:    +649 3666 263

Attention:    Helen Golding

For the Pledgee:	The Bank of New York Mellon

Address:	101 Barclay Street, 7E New York,
NY 10286
The United States of America

Telephone:    +212 815 2719

Fax:    +724 540 6328

Attention:    International Corporate Trust

16.2
Any pa1iy hereto may change its address or fax number for notices and other communications hereunder by notice to the other parties hereto. As agreed to in writing by the parties, notices and other communications hereunder may also be delivered by e-mail to the e-mail address of a representative of the applicable party to this Agreement provided from time to time by such party.

16.3
All notices and other communications given to any party in connection with this Agreement in accordance with the provisions of this Agreement shall be deemed (widerlegbare Vermutung) received on the date sent (if a business day) and on the next business day thereafter (in all other cases) if delivered by hand or overnight courier service or sent by fax or on the date five business days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Clause 16 or in accordance with the latest unrevoked direction from such party given in accordance with this Clause 16.

16.4
Any notice or other communication under or in connection with this Agreement shall be in the English language or, if in any other language, accompanied by a translation into English. In the event of any conflict between the English text and the text in any other language, the English text shall prevail.

17.	NOTIFICATION

17.1	The Pledgor and the Pledgee hereby give notice of this Agreement and the Pledge of the rights pursuant to Clause 3 and Clause 4 to the Company.

17.2	The Company hereby acknowledges the notification pursuant to Clause 17.1 above.

18.	APPLICABLE LAW, JURISDICTION

18.1	This Agreement is governed by the laws of the Federal Republic of Germany.

18.2
The place of jurisdiction for any and all disputes arising under or in connection with this Agreement shall be the courts in Frankfurt am Main. The Pledgee however, shall also be entitled to take action against the Pledgor in any other court of competent jurisdiction. Further, the taking of proceedings against the Pledgor in any one or more jurisdictions shall not preclude the taking of proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

Schedule 1

PART l
LIST OF CURRENT BORROWERS

SIG Euro Holding AG & Co. KGaA

Closure Systems International Holdings LLC Closure Systems International B.V.
Reynolds Consumer Products Holdings LLC Reynolds Group Holdings Inc.
Pactiv LLC

Beverage Packaging Holdings (Luxembourg) III S.a r.l. Evergreen Packaging Inc.
Reynolds Consumer Products Inc.

PART 2
LIST OF CURRENT GUARANTORS, CURRENT OCTOBER 2010 SECURED NOTES GUARANTORS, CURRENT FEBRUARY 2011 SECURED NOTES GUARANTORS, CURRENT AUGUST 2011 SECURED NOTES GUARANTORS AND CURRENT SEPTEMBER 2012 SECURED NOTES GUARANTORS

SIG Austria Holding GmbH SIG Combibloc GmbH
SIG Combibloc GmbH & Co. KG

Closure Systems International (Brazil) Sistemas de Veda9ao Ltda. SIG Beverages Brasil Ltda
SIG Combibloc do Brasil Ltda Evergreen Packaging Canada Limited Pactiv Canada Inc.
Omni-Pac Ekco GmbH Verpackungsmittel Omni-Pac GmbH Verpackungsmittel

Pactiv Deutschland Holdinggesellschaft mbH Reynolds Consumer Products Canada Inc.
SIG Combibloc GmbH

SIG Combibloc Holding GmbH SIG Combibloc Systems GmbH
SIG Combibloc Zerspanungstechnik GmbH SIG Euro Holding AG & Co. KGaA
SIG Information Technology GmbH SIG International Services GmbH SIG Beteiligungs GmbH
Closure Systems International Machinery (Germany) GmbH Beverage Packaging Holdings (Luxembourg) I S.A. Beverage Packaging Holdings (Luxembourg) II S.A. Beverage Packaging Holdings (Luxembourg) III S.a r.l.
Evergreen Packaging (Luxembourg) S.a r.l. Reynolds Group Issuer (Luxembourg) S.A.
Beverage Packaging Holdings (Luxembourg) IV S.a r.L Beverage Packaging Holdings (Luxembourg) V S.A. Beverage Packaging Holdings (Luxembourg) VI S.a r.1. CSI en Ensenada, S. de R.L. de C.V.
CSI en Saltillo, S. de R.L. de C.V. CSI Tecniservicio, S. de R.L. de C.V.
Grupo CSI de Mexico, S. de R.L. de C.V.

Reynolds Metals Company de Mexico, S. de R.L. de CV Pactiv Foodservice Mexico, S. de R.L. de C.V.
Grupo Corporativo Jaguar S.A. de C.V.

Servicios Industriales Jaguar, S.A. de C.V. Servicio Terrestre Jaguar, S.A. de C.V. Pactiv Mexico S. de R.L. de C.V.
Closure Systems International B.V. Evergreen Packaging International B.V. Reynolds Packaging International B.V. Reynolds Group Holdings Limited Whakatane Mill Limited
SIG allCap AG

SIG Combibloc Group AG

SIG Combibloc Procurement AG SIG Combibloc (Schweiz) AG
SIG Schweizerische Industrie-Gesellschaft AG SIG Technology AG
SIG Combibloc Ltd.

Graham Packaging PX Company Graham Packaging PX, LLC Trans Western Polymers, Inc.
Bakers Choice Products, Inc. BCP/ Graham Holdings L.L.C.
Beverage Packaging Holdings II Issuer Inc. Blue Ridge Holding Corp.
Blue Ridge Paper Products Inc.

Closure Systems International Americas, Inc. Closure Systems International Holdings LLC Closure Systems International Inc.

Closure Systems International Packaging Machinery Inc. Closure Systems Mexico Holdings LLC
CSI Mexico LLC

CSI Sales & Technical Services Inc. Evergreen Packaging Inc.
GPACSUB LLC

GPC Capital Corp. I GPC Capital Corp. II GPC Holdings LLC GPC OPCO GP LLC GPC SUB GP LLC
Graham Packaging Acquisition Corp. Graham Packaging Company, Inc.
Graham Packaging Company, L.P. Graham Packaging LC, L.P.
Graham Packaging LP Acquisition LLC Graham Packaging PET Technologies Inc. Graham Packaging Plastic Products Inc.
Graham Packaging PX Holding Corporation Graham Packaging Regioplast STS Inc.
Graham Packaging GP Acquisition LLC Pactiv LLC
Pactiv International Holdings Inc. Pactiv Management Company LLC PCA West Inc.
Pactiv Packaging Inc.

RenPac Holdings Inc.

Reynolds Consumer Products Holdings LLC Reynolds Presto Products Inc.
Reynolds Consumer Products LLC Reynolds Group Holdings Inc.
Reynolds Group Issuer Inc. Reynolds Group Issuer LLC Reynolds Manufacturing, Inc. Reynolds Services Inc.
SIG Combibloc Inc.

SIG Holding USA, LLC

Spirit Foodservice Products LLC Spirit Foodservice LLC
Master Containers LLC Southern Plastics, Inc. BRPP, LLC
Graham Packaging Minster LLC Graham Packaging Holdings Company Graham Recycling Company, L.P. Graham Packaging West Jordan, LLC

PART 3
COPY OF SHAREHOLDERS LIST ( GESELLSCHAFTERLISTE)

Liste der Gesellschafter
der Mainsee 880. W GmbH (kunftig: PactivOmni Germany Holdings GmbH)
mit dem Sitz in Frankfurt am Main,HRB AG Frankfurt am Main 99770

Lfd. Nr. der GeschaftsanteUe	Nennbetrag eines jeden Geschaftsanteils (in Euro)	Gesellschafter (Name,Vorname und Wohnort bzw. Firma und Sitz)

1- 25.000	1,00	Reynolds Packaging nternational B.V. Teleportboul evard 140, 1043EJ Amsterdam, Niederlande eingetragen im Handelsregister der Niederlandischen Handelskammer (Kamer van Koophandel) unter Nummer 34291103

UR-Nr. 41 5 f 201 4-SF

Die unterzeichnete Notarin bestatigt hlermit, dass die geanderten Eintragungen in der vorstehenden Gesellschafterliste den Verlinderungen entsprechen, die sich aufgrund ihrer Urkunde Nr. 392/14-SF vom 26.092014 ergeben, und die ii.brigen Eintragungen mit dem Inhalt der zuletzt im Handelsregister aufgenommenen Liste iibereinstimmen.

Frankfurt am Main, den 07. Oktober 2014
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Dr. Sabµie Funke
Notarin

Hiennit beglaubige ich die Ubereinstimmung der in clieser Datei enthaltenen Bilddaten (Abschrift) rnit dem rnir vorliegenden Papierdokument (Urschrift).

Frankfurt am Main, den 07.10.2014 Dr. Sabine Funke, Notar